UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

JASPER THERAPEUTICS, InC.

(Name of Issuer)

Voting Common Stock, par value $0.0001 per share

(Title of Class of Securities)

471871 103
_________________________________

(CUSIP Number)

September 24, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☑       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471871 103

1	Name of Reporting Person Roche Finance Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 4,624,606 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,624,606 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,624,606 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 12.7%(2)
12	Type of Reporting Person (See Instructions) CO

(1) Roche Finance Ltd (“Roche Finance”) is the direct beneficial owner of these securities of the Issuer. Roche Finance is a wholly-owned subsidiary of Roche Holding Ltd, a Swiss corporation whose shares are traded on the SIX Swiss Exchange. Roche Holding Ltd is the indirect beneficial owner of these securities of the Issuer.

(2) Percentage based on 36,520,288 shares of the Issuer’s Voting Common Stock outstanding as of September 24, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2021 (the “Form 8-K”).

CUSIP No. 471871 103

1	Name of Reporting Person Roche Holding Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 4,624,606 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,624,606 (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,624,606 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 12.7%(4)
12	Type of Reporting Person (See Instructions) CO

(3) Roche Finance is the direct beneficial owner of these securities of the Issuer. Roche Finance is a wholly-owned subsidiary of Roche Holding Ltd, a Swiss corporation whose shares are traded on the SIX Swiss Exchange. Roche Holding Ltd is the indirect beneficial owner of these securities of the Issuer.

(4) Percentage based on 36,520,288 shares of the Issuer’s Voting Common Stock outstanding as of September 24, 2021, as reported in the Form 8-K.

Item 1.

(a)       Name of Issuer

Jasper Therapeutics, Inc.

(b)       Address of Issuer’s Principal Executive Offices

2200 Bridge Parkway, Suite #102

Redwood City, CA 94065

Item 2.

(a)       Names of Persons Filing

Roche Finance Ltd
Roche Holding Ltd

(b)       Address of Principal Business office or, if None, Residence

Roche Finance Ltd
Grenzacherstrasse 122
4070 Basel, Switzerland

Roche Holding Ltd
Grenzacherstrasse 124
4070 Basel, Switzerland

(c)       Citizenship

Roche Finance Ltd: Switzerland
Roche Holding Ltd: Switzerland

(d)      Title of Class of Securities

Voting Common Stock, par value $0.0001

(e)       CUSIP Number

471871 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Item 4.	Ownership.

(a)	Amount beneficially owned by each of the Reporting Persons: 4,624,606 (1)

(b)	Percent of class held by each of the Reporting Persons: 12.7% (2)

(c)	Number of shares as to which each of the Reporting Persons has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

4,624,606 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

4,624,606 (1)

(1) Roche Finance Ltd (“Roche Finance”) is the direct beneficial owner of these securities of the Issuer. Roche Finance is a wholly-owned subsidiary of Roche Holding Ltd, a publicly-held corporation. Roche Holding Ltd is the indirect beneficial owner of these securities of the Issuer.

(2) Percentage based on 36,520,288 shares of the Issuer’s Voting Common Stock outstanding as of September 24, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Roche Finance Ltd is a wholly-owned subsidiary of Roche Holding Ltd.

Item 8.	Identification and Classification of Members of the Group.

N/A.

Item 9.	Notice of Dissolution of Group.

N/A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4th, 2021

ROCHE FINANCE LTD

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann Title: Authorized Signatory

By:	/s/ Carole Nuechterlein
Name: Carole Nuechterlein Title: Authorized Signatory

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann Title: Authorized Signatory

By:	/s/ Claudia Boeckstiegel
Name: Claudia Boeckstiegel Title: Authorized Signatory